
July 30, 2025

Marvin L. White
President and Chief Executive Officer
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, WA 98121

> **Re: Aptevo Therapeutics Inc.**
> **Registration Statement on Form S-1**
> **Filed July 25, 2025**
> **File No. 333-288959**

Dear Marvin L. White:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean M. Donahue